OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6			214 – 3540 West 41st Avenue, Vancouver, British Columbia, V6N 3E6
Tel: (604)536-2711 www.mirandagold.com			PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA AND PRISM RECEIVE EXPLORATON CONTRACT

AT CERRO ORO, COLOMBIA

Vancouver, BC, Canada – April 2, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (NEX:PRS.H) are pleased to announce that on April 1, 2014, a contract for the Cerro Oro project, Colombia was issued by Agencia Nacional de Minera (“ANM”).and signed by Miranda.

Miranda controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are now controlled through an exploration contract with the remainder being held through an application which was announced on July 11, 2013. Issuance of the contract now allows Prism to begin exploration on the license area. According to Prism’s CEO, Robert Baxter “Prism will commence a work program totaling at least $100,000 that will consist of a combination of mapping, rock chip and soil sampling, trenching and possibly an IP (induced polarization) geophysical survey”. Miranda will act as operator during the initial work program. Prism will additionally fund a 43-101 report that will be written by an independent Qualified Person. The 43-101 report will recommend a drill program based on targets generated by Miranda during the exploration program.

Miranda is pleased that ANM issued and signed the exploration contract as this will enable Prism and Miranda to begin work at Cerro Oro. The agreement between Miranda and Prism was, among other things, conditional on obtaining an exploration contract and will now be finalized at which time Prism will reimburse Miranda for costs associated with the acquisition of the Cerro Oro property.

Cerro Oro covers approximately 1,100 hectares and lies within the resource-rich Middle Cauca Belt in the Caldas department approximately 120 km south of Medellin. Cerro Oro appears to be one of a cluster of large northeast trending epithermal gold systems that includes Marmato which lies 14 km to the northeast. This trend of epithermal deposits is located between Solvista’s Caramanta deposit to the north and Seafield and Batero’s Quinchia deposits to the south. Cerro Oro as an epithermal low-sulfidation gold system provides the potential for higher grades than the typical low-grade porphyries seen in the Cauca Belt. Miranda is excited to explore this area with Prism.

Project Details

At Cerro Oro gold and silver mineralization is hosted in sericitic and argillically altered 2-3MA volcanic tuffs and flows of the Combia Formation. The mineralization is associated within narrow veins and widespread hematitic fractures zones. Gold has a geochemical association with arsenic, mercury and antimony and generally low or background base metal values. The porous tuffs at surface commonly host fracture-controlled and disseminated gold mineralization.

Recently informal miners have developed workings on narrow high-grade veins of quartz-adularia-pyrite and also excavated local bladed quartz-after-calcite textures. Adularia and bladed textures are common features of bonanza veins within the productive parts of low sulfidation gold systems.

Cerro Oro may be an analog to Marmato but at a higher level of exposure, thus providing both bulk-minable targets and high-grade bonanza veins at depth.

Outcrop exposure, which is limited to creek beds, suggests alteration and mineralization occurs over two square kilometers. Alteration seems to occur within the damage zone of a northwest-trending structural zone up to 600 m wide. Notably it is common to recover fine free gold by panning crushed outcrop samples and artisanal miners are locally recovering free gold from in situ sap-rock by small-scale hydraulic mining. Informal miners are also recovering a significant portion of contained gold in veins and fractures from a simple gravity circuit without using chemicals.

Limited reconnaissance mapping and prospecting suggests alteration is zoned from argillic to siliceous with depth and that the alteration cell at Cerro Oro may have a spatial and structural relationship to potassic alteration and porphyry-style mineralization several kilometers away. Twenty surface rock samples returned assay values between 0.120 and 3.3 g Au/t and up to 28 g Ag/t in stockwork-disseminated mineralization.

Early exploration work will include prospecting and mapping to define the limits of the mineralized system and identify structural controls. Soil grid sampling will be initiated from areas of artisanal mining to be followed up by trenching all done in order to advance drill targets.

Agreement Details

The agreement with Prism is now only conditional until receipt of applicable regulatory and stock exchange approvals. Upon satisfaction of these foregoing conditions, Prism will issue Miranda 200,000 common shares, Prism will reimburse Miranda for the US$90,000 underlying lease payments paid by Miranda, and Prism will be obligated to fund exploration related expenditures of US$4,000,000 to earn a 51% interest and through additional funding can earn an additional 19% for a total interest of 70%. The underlying lease agreement on Cerro Oro required payment of a US$10,000 on signing and a subsequent payment of US$80,000 upon conversion of the application to an exploration contract. To maintain the lease, annual escalating payments that total $525,000 over five years will be required and thereafter annual payments of $135,000. The project is also subject to a 1.2 % production royalty and a per-ounce gold bonus for Measured and Indicated NI43-101-compliant Resource.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda Gold Corp. is a gold exploration company active in Nevada and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Montezuma Mines Inc., and Red Eagle Mining Corporation.

About Prism

Prism Resources Inc. is a junior exploration corporation listed on the NEX board of the TSX Venture Exchange. Its focus is on earning its interest in the Cerro Oro Project with a view to reactivate to the TSX Venture Exchange.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda: Joe Hebert, Executive Vice President

775-738-1877

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.